
September 17, 2013

Via E-mail
Vladimir Shekhtman
President and Chief Executive Officer
Arkadia International
5348 Vegas Drive, #1107
Las Vegas, NV 89108

> **Re:** **Arkadia International**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 3, 2013**
> **File No. 333-190067**

Dear Mr. Shekhtman:

We have reviewed your responses to the comments in our letter dated August 16, 2013 and have the following additional comments.

General

1. The registration statement continues to include a large number of typographical, spelling and grammatical errors which impact readability and the understanding of your filing. Please revise the registration statement throughout to correct such errors.

2. Provide a currently dated consent from the independent registered public accounting firm. Please note that, although the required consent refers to the date of the audit report that is included elsewhere in the registration statement, the consent itself should be currently dated.

Prospectus Summary, page 3

Our Business, page 3

3. We note your response to our prior comment 26 that you are focusing on auto industry products and similarly revised disclosure in your document. We note the second sentence under this section still refers generally to "in-demand equipment" and "goods." Please revise the second sentence to specifically and succinctly state what your current business operations are.

4. We note your response to our prior comment 9 and reissue in part. Refer to the fifth paragraph. We note your disclosure in the first sentence that you had "an accumulated deficit of $48,050" for the referenced period. Please delete such language and disclose that you had "a net loss of $48,050" for the referenced period.

5. Please delete the last sentence of the fifth paragraph and the sixth paragraph in its entirety. The relevant disclosures in such sentences should be incorporated into the seventh paragraph, as applicable, which details your business activities since formation in February of 2013.

6. We note your disclosure in the seventh paragraph that you have generated revenue of $211,540 since formation. We also note your disclosure in the fifth paragraph that you have generated additional revenue of over $100,000 in July and August of 2013. Please reconcile such disclosures. In this regard, based on your audited financial statements and your disclosure in the fifth paragraph, it appears that you have generated over $311,540 in revenue since formation.

Financial Summary, page 4

Statement of Operations Data, page 5

7. We note your response to our prior comment 12 and reissue. We note that the line item descriptions in this section do not match those used in your audited financial statements. Please reconcile. Please also revise to clearly disclose your "total costs of goods," "total operating expenses" and "net loss."

Risk Factors, page 6

We are an early stage export-import company, page 6

8. The last three paragraphs of this risk factor appear misplaced. Please revise to include individual risk factor headings, along with appropriate risk factor disclosure, for each of the risks described in these paragraphs.

9. In this regard, please revise to clarify the risk that you are trying to convey in the last paragraph under this heading when you discuss that you do not operate your own car carrier trucks or loader car trailer trucks.

<u>If we are unable to generate sufficient revenues for our operating expenses, page 6</u>

10. Please revise to disclose your cash on hand as of a more recent practicable date and the month you will run out of funds without additional capital based on your disclosed post-offering burn rate.

<u>Some events may negatively affect to our potential revenues, page 7</u>

11. We note your response to our prior comment 15 and reissue. More than one risk appears to be described below this risk factor heading and the heading appears too general. Please revise to include individual risk factor headings, along with appropriate risk factor disclosure, for each of the risks described in this risk factor.

12. We note your response to our prior comment 16 and reissue. Please provide a separate risk factor to discuss any risks you face with export and import laws or fees and any limitations on volume of exporting and importing you may face, as applicable. In this regard, we note your response to our prior comment 16 discusses certain risks related to operating in Russia such as uncertain duties and the imposition of age restrictions on automobiles. Please revise to include a risk factor to discuss these risks.

<u>We will be subject to penny stock regulations, page 10</u>

13. We note the reference to 7.33% stockholders throughout this risk factor. We also note that Section 16 of the Securities Exchange Act of 1934 applies to shareholders who directly or indirectly beneficially own more than 10% of a company's securities which are registered pursuant to Section 12 of the Exchange Act. Please revise this risk factor as applicable.

<u>Business, page 16</u>

14. We note your response to our prior comment 21 and reissue. Throughout this section, you continue to refer to your third-party suppliers or service providers as "customers" or "clients." For example and without limitation, refer to the fourth paragraph and the disclosure "we provide through our clients deliver the selected products to the shipping company for delivery to the buyer." The use of the terms customers or clients insinuates that these third-parties are paying you for your products or services when that does not appear to be the case. Please revise this section throughout to clearly differentiate between your customers and third-party suppliers or service providers.

15. We note your response to our prior comment 22 and reissue. Please revise this section to describe in greater detail your business and current operations. In this regard, we note your business and current operations appear to be focused on acting as an intermediary (i) for the purchase or sale of automobiles, special equipment, automobile parts and repair tools and (ii) for shipping and logistical services. Please revise to describe in greater detail each principle product or service you provide and your current business and operations within each principle area. Please include enough detail so that investors can clearly understand the nature and scope of your products and services. For instance, please guide the reader through the steps in the process of getting the cars or goods to the end customer, which you are responsible for, and from which steps in this process you receive revenue. Please also revise to describe in greater detail how you generate revenues in each principle area. In this regard, please revise this section throughout, the Our Services section on page 17, the Our Transportation Providers, Our Foreign Customers, Our Domestic Business Service Partners and Pricing sections on page 18 accordingly. Please clarify in the aforementioned sections what services and products you provide and how you generate revenue from such products and services. Please revise each section as applicable.

16. We note your response to our prior comment 23 and reissue in part. Please revise to clarify that you do not sell automobiles, special equipment, automobile parts and repair tools in the open market. Additionally, we note your response to our prior comment 23 discloses that you are only an "intermediary company." Please revise this section to clearly disclose that you are only an intermediary company and briefly disclose the terms and conditions which govern a typical customer, shipping or logistical arrangement.

17. We note your response to our prior comment 24 and reissue in part. Please refer to the seventh paragraph and the summary of the agreements you have entered into through June 2013. We note that the summary descriptions of the agreements do not align with the agreement descriptions provided in the Material Agreements section on page 19. Please reconcile.

Our Services, page 17

18. We note that your business and current operations appear to be focused on acting as an intermediary for three main services: (i) arranging for the sale of cars and car parts on behalf of the sellers of such items, (ii) arranging for the purchase of cars and car parts on behalf of the purchasers of such items and (iii) arranging for the shipment and logistical services for your customers who sale or purchase cars and car parts. Please revise to describe in greater detail each principle service and your current operations within each service. Please include enough detail so that investors can clearly understand the nature and scope of each service.

19. In this regard, the first sentence of this section says you offer "next" services to customers. Please clarify what services you offer. As such, we re-issue our prior comment 25.

Our Services to Date, page 17

20. We note your disclosure in the Our Business section on page 3 that you generated over $100,000 of revenue in July and August of 2013. Please revise this section to accurately disclose your services to date. Please also revise the Dependence Upon One or a Few Clients section on page 18 accordingly.

21. We note your response to our prior comment 27 and reissue. We note your disclosure in (i) the first paragraph that you made business with three foreign customers including Mysnikova Irina, Tkachenko Dmitry and Permyakov Denis, (ii) the second paragraph that you assisted with shipping for JK Auto Sales and (iii) the third paragraph that you used General Container Line as a transportation service provider. Please revise to discuss in greater detail the nature and scope of the services provided to each customer or by each third-party supplier or service provider. For instance, please clarify the number of orders fulfilled, the contents of the orders, number of overseas shipments and the associated revenue and expenses earned or incurred with respect to each customer or third-party supplier or service provider as applicable. The aforementioned paragraphs as currently drafted appear cursory and do not give investors a clear understanding of your business and operations to date. Please revise each paragraph as applicable.

Our Transportation Provider, page 18

22. We note your disclosure in the second sentence that "General Container Line was our Transportation provider and well done transportation services." The sentence as currently drafted is unclear. Please revise as applicable. This is an example of the type of drafting that is impacting the readability of the filing, as referred to in comment number 1 above.

23. Please revise this section to clarify the number of shipments that you have coordinated through General Container Line and quantify the expenses associated with such shipments.

Pricing, page 18

24. Please refer to the third, fourth, fifth and sixth paragraphs. The pricing discussion in this section should discuss your current pricing, not just future pricing. Please clearly explain how you have, up to this date, charged pricing fees. To the extent you continue to discuss the manner of pricing fees in the future, please clarify that it is your hope to receive those pricing fees, but that there is no guarantee that you will be able to obtain such fees.

25. We note your response to our prior comment 30 and reissue. We note your disclosure in the first paragraph that you generate fees based on margin value meaning that you buy automobiles cheaper and sell them at a higher price. Please reconcile such disclosure with the disclosure in the Material Agreements section on page 19 and the underlying material agreements which disclose that you generate fees based on a mark-up meaning that you generate fees based on a percentage of the cost of the services provided. These appear to be inherently different ways of generating fees. Please revise this section to clearly describe how you generate fees for each type of service that you provide. In this regard, please also revise the second paragraph to clearly detail how you generated fees from JK Auto Sales based on the services provided. To the extent the manner in which you have generated fees deviates from your material agreements, please clearly disclose that fact here and clearly explain such deviation.

Material Contracts, page 19

26. We note your response to our prior comment 32 and reissue in part. We note that Exhibit 10.4 is dated March 27, 2013. Please reconcile with the disclosures in this section.

Report of Independent Registered Public Accounting Firm, page F-1

27. In the first sentence, the name of the registrant is shown as Arkadia financial. Please file a revised audit report to correct the name of the registrant to Arkadia International.

Notes to Financial Statements, page F-6

28. We note the disclosure on page 6, which states that you do not have any plans or specific agreements for new sources of funding and you have no agreements for financing in place. In this regard, please add a footnote to your financial statements. This footnote should have an appropriate caption, such as Going Concern Considerations, and should set forth the factors that suggest the company will continue in business for a reasonable period of time and/or that suggest the substantial doubt regarding the company's ability to continue as a going concern has been mitigated. See AU Section 341.11 for guidance.

Note 2 - Summary of Significant Accounting Policies, page F-6

29. We note the additional disclosures provided on page 18. However, please revise Note 2 to your financial statements to include a revenue recognition policy that is specific to your business and provides more details regarding the Principal-Agent Considerations discussed in ASC Topic 605-45. Also, tell us how you considered this literature in determining whether to report revenue gross as a principal or net as an agent.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Thomas E. Puzzo, Esq.